Exhibit 99.1

Scotiabank Realigns Global Wealth & Insurance to Take Business Closer to Customers

September 5, 2014 – Toronto (Marketwired) – Scotiabank today announced a series of changes in its wealth, insurance and global transaction banking businesses.  Effective November 1, 2014, each of these businesses will be integrated into the Bank’s three Business Lines: Canadian Banking, International Banking and Global Banking & Markets.

“Our objective in creating Global Wealth & Insurance was to fast track growth across Canada and our international footprint,” said Brian Porter, Scotiabank’s President and CEO.  “Under Chris Hodgson’s leadership, assets under management and earnings for both our wealth and insurance businesses have grown substantially and the business has a clear growth trajectory in key markets.  This success creates the opportunity to realign these businesses more closely with our customers, distribution channels, and business partners.

“Having launched Global Wealth & Insurance and created the foundation for its ongoing success, Chris has informed me of his intention to retire as Group Head, Global Wealth & Insurance, as of October 31, 2014.  On behalf of all Scotiabankers, I wish Chris all the best in his retirement.”

Global Wealth Management will continue to be a key business unit.  James O’Sullivan will assume the leadership of Global Asset Management and Global Wealth Distribution as Executive Vice President, Global Wealth Management.  He will report jointly to Anatol von Hahn, Group Head, Canadian Banking and Dieter Jentsch, Group Head, International Banking.

Insurance Canada and International Insurance will be realigned to the Canadian Banking and International Banking Business Lines respectively.

Alberta Cefis, Executive Vice President and Head, Global Transaction Banking, has also announced her intention to retire from Scotiabank, effective October 31, 2014.

“We would like to thank Alberta for her significant contributions to the Bank over the last 15 years,” said Brian Porter.  “She has been instrumental in defining GTB’s vision, strategy and key priorities, and in leading the team to execute on a worldwide basis.

Global Transaction Banking will be realigned to Global Banking & Markets and will be led by Marian Lawson in the new role of Executive Vice President, Global Financial Institutions and Transaction Banking. Marian will continue to report to Mike Durland, Group Head and CEO, Global Banking & Markets. Global Transaction Banking will maintain its strong partnerships with Canadian Banking, International Banking and Global Banking & Markets.

“Diversification remains at the core of our strategy, and these changes will allow us to continue to grow our broad customer base and product offerings within our well-established geographic footprint,” said Brian Porter.

Scotiabank is a leading financial services provider in over 55 countries and Canada’s most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $792 billion (as at July 31, 2014), Scotiabank trades on the Toronto (BNS) and New York (BNS) Exchanges. Scotiabank distributes the Bank's media releases using Marketwired. For more information please visit www.scotiabank.com.

For media inquiries:
Diane Flanagan
Scotiabank
416-933-2176
diane.flanagan@scotiabank.com